FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000
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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany – Overview of Key Economic Figures” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 7–9 hereof.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on pages 10–11 hereof to the “Recent Developments — The Federal Republic of Germany — Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 16, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1772 U.S. dollar (EUR 0.8495 per U.S. dollar).

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2021

The following information is derived from Rentenbank’s press release of August 12, 2021, announcing certain preliminary results for the six months ended June 30, 2021. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2021. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2021 to be announced at a press conference and published in April 2022.

Rentenbank saw a significant increase in demand for promotional loans in its Agriculture promotional line in the first six months of 2021. This can be attributed to the Agriculture Investment Program which Rentenbank set up on behalf of the Federal Ministry of Food and Agriculture (“BMEL”). The program combines special promotional loans for agriculture with grants from the BMEL for investments in environmentally and resource friendly technologies.

Significant demand for promotional loans for machinery; demand for wind power financing almost tripled

In the first half of 2021, the demand for loans in the Agriculture promotional line increased strongly due to the newly launched Agriculture Investment Program by a third to EUR 1,301 million (as compared to EUR 986 million in first half of 2020). As a result, there was particularly strong demand for the funding of agricultural machinery. A share of around 40% of new business in this promotional line went to machinery.

New business in promotional loans in the Renewable Energy promotional line also increased sharply by about a third to EUR 443 million (as compared to EUR 341 million in the first half of 2020). The introduction of a new type of loan which has a fixed interest rate over 10 years in September 2020 was the contributing factor. Funding for wind power almost tripled as a result from EUR 109 million to EUR 291 million during the reporting period.

The COVID-19 pandemic had much less of an impact on large sections within agriculture than in other economic sectors. This was reflected in the demand for loans in Rentenbank’s Liquidity Assistance programme which had been opened to affected agricultural, horticultural and viticultural companies. In the first half of 2021, the volume of loans was EUR 19.1 million (as compared to EUR 18.1 million in the first half of 2020).

By contrast, new business in the Agribusiness promotional line fell. Due to a drop in demand for machinery and operational equipment, it was at EUR 432 million (as compared to EUR 540 million in the first half of 2020).

New business in the Rural Development promotional line also contracted in the first half of 2021 to EUR 587 million (as compared to EUR 1,124 million in the first half of 2020). This is due to the fall in demand by the federal states’ development banks (Landesförderinstitute) for global loans from Rentenbank, which typically are subject to significant fluctuations during the course of a year.

Overall, new business in promotional loans in the first six months of 2021 amounted to EUR 2.9 billion, which was below the level of the first six months of 2020 (EUR 3.1 billion). In contrast, the number of approved loans increased by 54% to 13,432 (as compared to 8,724 in the first six months of 2020) due to the high demand for promotional loans from the federal programs.

The euro becomes the main currency of issuance

In order to fund its promotional activities, Rentenbank raised funds on the capital markets with maturities of more than two years in the first six months of 2021 in the amount of EUR 6.5 billion (as compared to EUR 6.9 billion in the first six months of 2020). As such, Rentenbank already achieved more than half of its planned issuance volume of EUR 11 billion for 2021. The most important currency of issuance was the euro. Its share of the funding volume increased to 51% (as compared to 25% in the first six months of 2020). This comprises a 10-year green bond amounting to EUR 1 billion. The share of US dollars fell to 40% (as compared to 56% in the first six months of 2020). Commercial banks and central banks continued to be the most important investors with a 50%-share (as compared to a 51%-share in the first half of 2020) and a 24%-share (as compared to a 37%-share in the first half of 2020) of the funding volume, respectively.

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Operating profit decreases

Operating profit before provision for loan losses and valuation amounted to EUR 94.1 million in the first half of 2021, below the corresponding level of the previous year of EUR 102.2 million. Besides slightly lower interest income, the drop in net income is essentially caused by higher administrative costs in the amount of EUR 42.6 million (as compared to EUR 35.9 million in the first half of 2020). The increase in costs can be attributed to the execution of the federal programs, the leasing of an interim office building since October 2020 and expedited IT projects. Counted against this increase are reimbursement claims of approx. EUR 4 million for the execution of the federal programs which are booked under other operating income.

Capital ratios up at a high level

Rentenbank’s capital ratios based on the EU Capital Requirements Regulation (CRR) remained strong as of the 2021 half-year end. The Tier 1 capital ratio was at 31.8% (as compared to 31.0% as of the 2020 half-year end) and the total capital ratio at 32.1% (as compared to 31.5% as of the 2020 half-year end).

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Key Figures as of June 30, 2021
(EUR million)

1. New business	1. Half-year 2021	1. Half-year 2020	% Change
Promotional business
Special promotional loans	2,873	3,139	- 8.5
of which: Agriculture	1,301	986	31.9
Agribusiness	432	540	- 19.9
Renewable Energy	443	341	30.0
Rural Development	587	1,124	- 47.7

Registered bonds/promissory notes/securities	2,255	3,657	- 38.3

Total new promotional business	5,128	6,796	- 24.5

Funding
Medium- and long-term funding	6,535	6,912	- 5.5
of which: Euro Medium Term Notes (EMTN)	5,004	4,844	3.3
Global bonds	1,475	1,830	- 19.4
AUD MTN	45	238	- 81.1
Domestic capital markets instruments	11	0	-

2. Balance sheet	June 30, 2021	December 31, 2020	% Change

Total assets	95,878	95,286	0.6
Loans to banks (including cash and balances with central banks)	64,706	61,825	4.7
Securities portfolio	15,436	17,617	- 12.4
Securitized liabilities	82,307	81,759	0.7
Capital including fund for general banking risks (EUR billion)	4.7	4.7	0.0

3. Income statement	1. Half-year 2021	1. Half-year 2020	% Change

Net interest income	140.2	144.0	-2.6
Administrative expenses	42.6	35.9	18.7
Operating profit before loan losses and valuation	94.1	102.2	-7.9
Interim net income	94.3	102.1	-7.6

Cost/income ratio (excluding promotional contribution) in %	31.3	26.7	4.6% points

4. Capital ratios (in %)	June 30, 2021	December 31, 2020

Tier 1 capital ratio	31.8	31.0	0.8% points
Total capital ratio	32.1	31.5	0.6% points

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2020	-10.0	-11.3
3rd quarter 2020	9.0	-3.7
4th quarter 2020	0.7	-2.9
1st quarter 2021	-2.1	-3.1
2nd quarter 2021	1.5	9.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the second quarter of 2021, Germany’s gross domestic product (“GDP”) rose by 1.5% compared to the first quarter of 2021 after price, seasonal and calendar adjustments. After the COVID-19 pandemic caused another decline in economic performance at the beginning of 2021 (-2.1% in the first quarter of 2021 compared to the fourth quarter of 2020), the German economy recovered in the second quarter of 2021, mainly due to higher household and government final consumption expenditure.

GDP in the second quarter of 2021 was up 9.2% on a price and calendar-adjusted basis compared with the second quarter of 2020, the quarter which was substantially affected by the first lockdown imposed on account of the COVID-19 pandemic. GDP was still 3.4% lower in the second quarter of 2021 than in the fourth quarter of 2019, the last quarter unaffected by the COVID-19 pandemic in Germany.

The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2017), as usual. This resulted in changes of -0.3 to +0.6 percentage points of GDP data published so far.

Source: Statistisches Bundesamt, Gross domestic product in the 2nd quarter of 2021 up 1.5% on the previous quarter, press release of July 30, 2021 (https://www.destatis.de/EN/Press/2021/07/PE21_365_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8

In July 2021, the inflation rate in Germany was +3.8% compared to July 2020. As a consequence of the temporary reduction of value added tax (VAT) rates from July 2020 to December 2020, a measure of the Federal Government’s stimulus package, consumer prices had fallen sharply in July 2020. The low price level of a year ago had an upward effect on the price development for many goods and services and, consequently, on the overall inflation rate in July 2021.

The year-on-year increases in the prices of energy products and food had a clear upward effect on the inflation rate as a whole. Excluding the prices of energy products, the inflation rate in July 2021 compared to July 2020 would have been 2.9%. Excluding the prices of both energy products and food, the inflation rate in July 2021 would have been 2.7% compared to July 2020.

The prices of goods overall increased by 5.4% between July 2020 and July 2021, which was above average. Especially the increase in energy product prices (+11.6%) was markedly higher than overall inflation. In addition to the price trend of a year ago (base effect) and the CO2 charge introduced at the beginning of 2021, the increasing inflation rate was also attributable to the current rise in energy prices. Prices were up especially for heating oil (+53.6%) and motor fuels (+24.7%). The prices of natural gas (+4.7%) and electricity (+1.6%) rose, too.

Food prices increased by 4.3% in July 2021 compared to July 2020. In this category, marked price increases were recorded, for example, for vegetables (+7.2%) and edible fats and oils (+6.9%). The prices of goods overall increased by 5.4% in July 2021 compared to July 2020, which was above average. Marked price rises were observed for clothing (+6.2%) and vehicles (+5.2%) as well as furniture and lighting equipment (+4.0%). The prices of services overall increased by 2.2% in July 2021 compared to July 2020.

Compared to June 2021, the consumer price index increased by 0.9% in July 2021. Energy product prices increased by 1.3%, in particular the prices of heating oil (+3.0%) and motor fuels (+2.6%). In addition, in the holiday month of July, seasonal price rises were recorded for overnight stays (+1.8%) and especially package holidays (+22.1%). Food prices increased by 0.4%, while prices of vegetables increased (+1.1%), prices of fruits decreased (-1.2%). Prices of clothing and footwear also decreased (-2.4%), which was mainly due to seasonal reductions in the prices of summer articles.

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate at +3.8% in July 2021, press release of August 11, 2021 (https://www.destatis.de/EN/Press/2021/08/PE21_377_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2020	4.0	3.9
July 2020	4.2	4.0
August 2020	4.1	4.1
September 2020	4.0	4.1
October 2020	3.7	4.1
November 2020	3.8	4.1
December 2020	3.7	4.0
January 2021	4.1	3.9
February 2021	4.2	3.9
March 2021	4.0	3.8
April 2021	3.9	3.8
May 2021	3.6	3.7
June 2021	3.7	3.7

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to June 2020, the number of persons in employment increased in June 2021 by approximately 100,000 or 0.2%. Compared to May 2021, the seasonally adjusted number of persons in employment increased by 78,000, or 0.2%, in June 2021. However, the number of persons in employment is still considerably below the pre-COVID-19 pandemic level. On a seasonally adjusted basis, the number of persons in employment in June 2021 was down by 1.3%, or 573,000, compared to February 2020, the month before restrictions were imposed due to the COVID-19 pandemic in Germany.

In June 2021, the number of unemployed persons increased by 30,000, or 2.0%, compared to June 2020. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2021 stood at 1.58 million, representing a decline of 1.2% compared to May 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in government-subsidized short-term employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, June 2020: employment unchanged at previous month’s level after seasonal adjustment, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_284_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – June 2021	January – June 2020
Trade in goods, including supplementary trade items	101.6	80.0
Services	8.6	2.9
Primary income	42.2	39.9
Secondary income	-29.2	-23.3
Current account	123.2	99.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in June 2021: +1.3% on May 2021, press release of August 9, 2021 (https://www.destatis.de/EN/Press/2021/08/PE21_371_51.html).

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Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), while the overall COVID-19 case notification rate in Europe declined in June 2021, it has been rising again since July 2021. The Delta variant has emerged as the dominant variant in multiple European countries and the World Health Organization designated the Delta variant as a “variant of concern”. According to the ECDC, without continued mandated non-pharmaceutical intervention measures and further rapid rollout of full vaccination to the public sharp increases in new infections, hospitalizations and deaths may be observed.

In Germany, an increase of COVID-19 cases has been observed since the beginning of July 2021, with most infections being attributed to the Delta variant. Cases of hospitalized patients and patients admitted to intensive care units with COVID-19 have risen slightly since the end of July 2021, but overall numbers are still at a low level compared to total capacity. In light of the continuing increase of cases, the Federal Government and the 16 German federal states (Länder) on August 10, 2021 announced the imposition of additional measures as of August 23, 2021, to incentivize people to get vaccinated. The measures provide that most people who are not vaccinated will have to undergo COVID-19 testing as a condition for participating in certain public activities including restaurant visits, sports and cultural events. In addition, it was announced that free rapid COVID-19 testing for most people who are not vaccinated will generally no longer be available from October 11, 2021 onwards.

According to ECDC data from August 8, 2021, adults aged 18 years and above in countries of the EU and the European Economic Area (30 countries reporting) have been fully vaccinated at a median of 62.3%. As of August 15, 2021, 57.2% of the German population have been fully vaccinated, whereas 63.2% have received at least one vaccine dose.

On July 1, 2021, the EU Digital COVID Certificate Regulation entered into effect. This regulation sets uniform standards for the issuance, verification and acceptance of certificates evidencing the certificate holder’s COVID-19 status. EU residents may now obtain and use Digital COVID Certificates across the EU to prove that the certificate holder (i) has been vaccinated against COVID-19, (ii) has tested negative for COVID-19 or (iii) has recently recovered from COVID-19.

Sources: European Centre for Disease Prevention and Control, COVID-19 surveillance report, Week 30, 2021, produced on August 5, 2021 (https://covid19-surveillance-report.ecdc.europa.eu/);

European Centre for Disease Prevention and Control, COVID-19 Vaccine rollout overview, Week 31, 2021, produced on August 12, 2021 (https://covid19-vaccine-report.ecdc.europa.eu/);

European Centre for Disease Prevention and Control, Threat Assessment Brief: Implications for the EU/EEA on the spread of the SARS-CoV-2 Delta (B.1.617.2) variant of concern, dated June 23, 2021

(https://www.ecdc.europa.eu/en/publications-data/threat-assessment-emergence-and-impact-sars-cov-2-delta-variant);

Robert Koch Institut, Wöchentlicher Lagebericht des RIK zur Coronavirus-Krankheit-2019 (COVID-19), August 5, 2021

(https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2021-08-05.pdf?__blob=publicationFile);

Bundesministerium für Gesundheit, Impf-Dashboard, Stand 16. August 2021 (https://impfdashboard.de/); The European Commission,

EU Digital COVID Certificate, accessed on August 11, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans/eu-digital-covid-certificate_en);

Die Bundesregierung, Corona-Pandemie, Impfen – ein Schutz für uns alle, published on August 10, 2021
(https://www.bundesregierung.de/breg-de/aktuelles/bund-laender-beratung-corona-1949606).

EU Response to the COVID-19 Pandemic

As of mid-July 2021, the European Commission raised EUR 45 billion through the issuance of bonds under the temporary Next Generation EU recovery instrument, which is aimed at addressing the socioeconomic consequences of the COVID-19 pandemic. The funds will be used for first payments under Recovery and Resilience Facility and various EU budget programs.

Source: European Commission, NextGenerationEU: European Commission raises further €10 billion in a successful third bond to support Europe's recovery, press release of July 13, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/IP_21_3682).

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Monetary Policy Response to the COVID-19 Pandemic

In its recent strategy review, the Governing Council of the European Central Bank agreed a symmetric inflation target of two per cent over the medium term. In support of this target and in line with its monetary policy strategy, the Governing Council announced on July 22, 2021, that it expects the key ECB interest rates to remain at their present or lower levels until it sees inflation reaching two per cent well ahead of the end of its projection horizon and durably for the rest of the projection horizon. This may also imply a transitory period in which inflation is moderately above target. The Governing Council also stated that it continues to expect purchases under the pandemic emergency purchase program (PEPP) in the third quarter of 2021 to be conducted at a significantly higher pace than during the first months of 2021. It also confirmed its other measures to support its price stability mandate, i.e., the level of the key ECB interest rates, its purchases under the asset purchase program (APP), its reinvestment policies and its longer-term refinancing operations.

Sources: European Central Bank, ECB’s Governing Council approves its new monetary policy strategy, press release of July 8, 2021 (https://www.ecb.europa.eu/press/pr/date/2021/html/ecb.pr210708~dc78cc4b0d.en.html); European Central Bank, Monetary Policy Decisions, press release of July 22, 2021 (https://www.ecb.europa.eu/press/pr/date/2021/html/ecb.mp210722~48dc3b436b.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director

Date: August 17, 2021

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